SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 3)*
Echo Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
27876L107

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐          Rule 13d-1 (b)
☒          Rule 13d-1 (c)
☐          Rule 13d-1 (d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)
(Page 1 of 5 Pages)

CUSIP No.	27876L107	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS Michael R. Wigley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,206,528 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,673 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,206,528 (1)

WITH:	8	SHARED DISPOSITIVE POWER

31,673 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,238,201

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Includes 141,657 shares issuable upon the exercise of stock options, 23,129 shares issuable upon the exercise of warrants that were acquired by the reporting person on February 11, 2008, 42,353 shares issuable upon the exercise of additional warrants and 46,259 shares issuable upon conversion of a promissory note that was acquired by the reporting person on February 11, 2008. Mr. Wigley’s warrants and promissory note acquired on February 11, 2008 provide a limitation on the exercise or conversion of such warrants or note if such exercise or conversion would result in the holder beneficially owning more than 4.99% or 9.99%, as applicable, of all of the issuer’s common stock outstanding at the time. Mr. Wigley may waive the foregoing provision upon sixty-one (61) days’ advance written notice.
(2) Includes 10,820 shares held by Mr. Wigley and his wife as custodian for the benefit of their children, 4,000 shares issuable upon the exercise of warrants held by Mr. Wigley and his wife as custodian for the benefit of their children and 16,853 shares which may be acquired upon the exercise of warrants held by corporations of which Mr. Wigley and his wife are majority stockholders.

CUSIP No.	27876L107	13G	Page	3	of	5

Item 1(a).	Name of Issuer:

Echo Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Forge Parkway, Franklin, Massachusetts 02038

Item 2(a).	Name of Person Filing:

Michael R. Wigley

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box 376
1035 Tonkawa Road
Long Lake, Minnesota 55356

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01, par value

Item 2(e).	CUSIP Number:

27876L107

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.
(a)	Amount Beneficially Owned: 1,238,201

(b)	Percent of Class: 6.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 1,206,528

(ii)	Shared power to vote or to direct the vote: 31,673

(iii)	Sole power to dispose or to direct the disposition of: 1,206,528

(iv)	Shared power to dispose or to direct the disposition of: 31,673
     Mr. Wigley has sole voting and dispositive power over 1,206,528 shares of common stock of Echo Therapeutics, Inc., which includes 141,657 shares issuable upon the exercise of stock options, 23,129 shares issuable upon the exercise of warrants that were acquired by the reporting person on February 11, 2008, 42,353 shares issuable upon the exercise of additional warrants and 46,259 shares issuable upon conversion of a promissory note that was acquired by the reporting person on February 11, 2008. Mr. Wigley has shared voting and dispositive

CUSIP No.	27876L107	13G	Page	4	of	5
power over 31,673 shares, which includes 10,820 shares held by Mr. Wigley and his wife as custodian for the benefit of their children, 4,000 warrants held by Mr. Wigley and his wife as custodian for the benefit of their children and 16,853 shares which may be acquired upon the exercise of warrants held by corporations of which Mr. Wigley and his wife are majority stockholders.
     Mr. Wigley’s warrants and promissory note acquired on February 11, 2008 provide a limitation on the exercise or conversion of such warrants or note if such exercise or conversion would result in the reporting person beneficially owning more than 4.99% or 9.99%, as applicable, of all of the issuer’s common stock outstanding at the time. Mr. Wigley may waive the foregoing provision upon sixty-one (61) days’ advance written notice.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

No applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No.	27876L107	13G	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2008	/s/ Michael R. Wigley
Michael R. Wigley